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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wellington Securities, Inc.

OFFICIAL USE ONLY
16659
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Liberty Street
(No. and Street)

San Francisco (City) California (State) 94110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles J. Scarcello (415) 401-6640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road, #460 (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles J. Scarcello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellington Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



VICTOR ANDRES IBARRA
Comm. # 1408624
NOTARY PUBLIC - CALIFORNIA
City & County of San Francisco
My Comm. Expires April 1, 2007

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Wellington Securities Inc.
San Francisco, California

We have audited the accompanying statements of financial condition of Wellington Securities, Inc. as of December 31, 2004 and 2003 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wellington Securities, Inc. as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The 2004 information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

February 22, 2005

WELLINGTON SECURITIES, INC.
Statements of Financial Condition
December 31, 2004 and 2003

ASSETS

	2004	2003
Cash in bank	$ 49,330	$73,157
Deposits with clearing broker	26,533	26,329
Total cash	75,863	99,486
Refundable Income Taxes	948	-
Prepaid expense	2,830	2,067
Commissions receivable	31,686	8,282
Miscellaneous accounts receivable	-	1,437
Deferred income tax benefits	120	321
Investment in The NASDAQ Stock Market, Inc. stock, at quoted market	15,300	18,900
	$ 126,747	$ 130,493

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
Liabilities		
Accounts payable and accrued expenses	$5,286	$17,514
Commissions payable	24,074	6,874
Income taxes payable through parent company	-	5,579
Total current liabilities	29,360	29,967
Subordinated borrowings to claims of general creditors		
Subordinated note, 7% due July 31, 2006	10,000	10,000
Total liabilities	39,360	39,967
Stockholder's equity		
Common stock, no par value, authorized 10,000 shares; 100 shares issued and outstanding	10,000	10,000
Retained earnings	77,387	80,526
Total stockholder's equity	87,387	90,526
	$ 126,747	$ 130,493

The accompanying notes are an integral part of these financial statements.

WELLINGTON SECURITIES, INC.
Statements of Operations
For the Years Ended December 31, 2004 and 2003

	2004	2003
Revenues		
Commissions and fees earned	$ 390,553	$928,512
Interest and other income	560	56,825
	391,113	985,337
Expenses		
Compensation and related payroll taxes	24,928	117,129
Commissions	299,542	759,620
Rent	444	24,000
Telephone	4,878	5,087
Insurance	24,108	21,708
Supplies	7,366	6,482
Postage	1,048	2,018
Licenses and fees	3,468	3,215
Dues and subscriptions	3,799	3,976
Travel and promotion	13,701	18,641
Professional services	4,450	7,987
Interest	696	696
Other	4,171	1,510
	392,599	972,069
Income before taxes	(1,486)	13,268
Provision for income taxes	1,653	5,442
Net income (loss)	$ (3,139)	$ 7,826

The accompanying notes are an integral part of these financial statements.

WELLINGTON SECURITIES, INC.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2004 and 2003

	Common Stock	Retained Earnings	Total
Balance, December 31,2002	$10,000	$72,700	$82,700
Net income - 2003	-	7,826	7,826
Balance, December 31, 2003	10,000	80,526	90,526
Net loss - 2004	-	(3,139)	(3,139)
Balance, December 31, 2004	$10,000	$77,387	$87,387

The accompanying notes are an integral part of these financial statements.

WELLINGTON SECURITIES, INC
Statements of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Years Ended December 31, 2004 and 2003

Subordinated borrowing at December 31, 2002	$ 10,000
Changes	-
Subordinated borrowing at December 31, 2003	10,000
Changes	-
Subordinated borrowing at December 31, 2004	$ 10,000

The accompanying notes are an integral part of these financial statements.

WELLINGTON SECURITIES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities		
Net income (loss)	$ (3,139)	$7,826
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in operating assets and liabilities		
Deferred income taxes	201	(138)
Commissions receivable	(23,404)	8,119
Miscellaneous accounts receivable	1,437	(1,437)
Prepaid expenses	(763)	778
Decrease in value of nasdaq stock	3,600	-
Accounts payable and accrued expenses	(12,228)	13,546
Commissions payable	17,200	(9,207)
Income taxes payable through parent company	(6,527)	3,940
Net cash provided by (used in) operating activities	(23,623)	$23,427
Net increase (decrease) in cash	(23,623)	23,427
Cash at beginning of year	99,486	76,059
Cash at end of year	$75,863	$99,486
Supplemental cash flow disclosures		
Income taxes paid	$ 6,527	$ 855
Interest paid	$ 696	$ 696

The accompanying notes are an integral part of these financial statements.

1. General Information and Significant Accounting Policies

Wellington Securities, Inc. (the "Company") was incorporated June 25, 1985 and began business in September 1985. The Company is registered as a broker and dealer in securities with the Securities and Exchange Commission ("SEC") and the National Association of Security Dealers ("NASD"). It transacts trades in equity securities through other brokers on a "fully-disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of limited partnership interests, mutual funds and other interests. The Company is a wholly owned subsidiary of San Francisco Rail, Inc.

Basis of accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash balances at two separate banks each with FDIC insurance of up to $100,000. At December 31, 2004 and 2003 cash balances did not exceed the FDIC limit. An additional deposit was maintained with a clearing broker, which is insured by SIPC.

Investments

In 2000, the Company purchased an investment in an equity security. This security is considered available for sale and is recorded at its estimated fair value, which was $3,600 less than cost at December 31, 2004.

Income taxes

The Company files consolidated income tax returns with its parent. Deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are determined by using the tax rate expected to be in effect when the taxes will actually be paid or refunds received.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.35 to 1 and 0.51 to 1 at December 31, 2004 and 2003, respectively. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At December 31, 2004 and 2003, the Company had net capital as defined of $83,921 and $77,801 respectively, which exceeded the minimum requirement of $50,000. However, it should be noted that in order to diminish the clerical effort of interim reporting, the Company must maintain a minimum net capital of 120% of the minimum required capital.

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places stock and bond transactions on a "fully-disclosed" basis with clearing broker-dealers, since it carries no margin accounts, except through the clearing brokers, and since it promptly transmits all customer funds, delivers all customer securities and does not otherwise hold funds or securities of customers.

4. Liabilities Subordinated to Claims of General Creditors

Borrowing under an agreement approved by the National Association of Securities Dealers, Inc. as subordinated to claims of general creditors and allowable capital for "net capital" purposes under the Securities and Exchange Commission's uniform net capital rule was as follows as of December 31, 2004 and 2003:

Subordinated note - 7%, due July 31, 2006	$10,000

To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

5. Income Taxes

The Company files consolidated income tax returns with its parent. Income tax expenses are recognized on a separate company basis and remitted to the parent company. The following is the computation of income tax expense. The deferred tax benefit recognized is due to timing differences in the deduction of California Franchise tax:

5. Income Taxes (continued)

2004	California	Federal	Expense
Income (loss) before taxes	$(1,486)	$(1,486)	
Adjustment for club dues and 50% of entertainment expense	7,972	7,972	
	$6,486	6,486	
California Franchise tax at 8.84% (minimum $800, deducted in subsequent year)	$ 800	2,137	$800
Federal base		$4,389	
Federal tax at 15%		$ 652	
Deferred income taxes		201	
Federal income tax expense		$ 853	853
Total income tax expense			$1,653

2003	California	Federal	Expense
Income before income taxes	$ 13,268	$ 13,268	
Adjustment for 50% of entertainment expense and certain dues	10,902	10,902	
	24,170	24,170	
California Franchise tax at 8.84% (minimum $800, deducted in subsequent year)	$ 2,137	1,219	$ 2,137
Federal base		$ 22,951	
Federal tax at 15%		$ 3,443	
Deferred income taxes		(138)	
Federal income tax expense		$ 3,305	3,305
Total income tax expense			$5,442

SUPPLEMENTARY INFORMATION

WELLINGTON SECURITIES, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2004

Stockholder's equity		$ 87,387
Plus liabilities subordinated to claims of general creditors		10,000
		97,387
Less non-allowable assets		
Prepaid income taxes		848
Deferred income tax benefit		120
Accounts receivable, not allowed		6,776
Prepaid expense		2,830
		10,674
Subtotal		86,713
Less haircut on marketable security: 15% of $15,300	2,295	
Undue concentration	497	2,792
Net capital		83,921
Greater of 6-2/3% of aggregate indebtedness of $29,360 or $50,000		50,000
Net capital in excess of requirement		$ 33,921
Ratio of aggregate indebtedness ($29,360) to net captial ($83,921)		0.35 to 1

The following are differences between the Company submitted amounts for net capital and aggregate indebtedness and the audited amounts:

	Aggregate Indebtedness (AI)	Net Capital (NC)	Ratio AI/NC
Per submitted computation	$29,360	$83,623	0.35 to 1
Adjustment to undue concentration deduction		298	
		-	
Per audited statements	$ 29,360	$ 83,921	0.35 to 1

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors
Wellington Securities, Inc.
San Francisco, California

In planning and performing our audits of the financial statements of Wellington Securities, Inc. (the "Company"), for the years ended December 31, 2004 and 2003 and the supplemental schedule as of December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 22, 2005